AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 2, 1997

                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                              AMENDMENT NO. 2

                                     TO

                               SCHEDULE 14D-9

                   SOLICITATION/RECOMMENDATION STATEMENT
                    PURSUANT TO SECTION 14(D)(4) OF THE
                      SECURITIES EXCHANGE ACT OF 1934

                           GIDDINGS & LEWIS, INC.
                         (Name of Subject Company)

                           GIDDINGS & LEWIS, INC.
                     (Name of Person Filing Statement)

                  COMMON STOCK, PAR VALUE $0.10 PER SHARE
         (INCLUDING THE ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS)
                       (Title of Class of Securities)

                                375048-10-5
                   (CUSIP Number of Class of Securities)

                           TODD A. DILLMANN, ESQ.
                      CORPORATE COUNSEL AND SECRETARY
                              142 DOTY STREET
                        FOND DU LAC, WISCONSIN 54935
                               (414) 921-4100
        (Name, address and telephone number of person authorized to receive notices and communications on behalf of the
                        person(s) filing statement)

                              With a Copy to:

                       CHARLES W. MULANEY, JR., ESQ.
              SKADDEN, ARPS, SLATE, MEAGHER & FLOM (ILLINOIS)
                            333 W. WACKER DRIVE
                          CHICAGO, ILLINOIS 60606
                               (312) 407-0700


               This Statement amends and supplements the Solicita-tion/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on June 18, 1997, as amended (the "Schedule 14D-9"), relating to the offer by TAQU, Inc., a Delaware corporation ("TAQU") and indirect wholly-owned subsidiary of Thyssen Aktiengesellschaft, a corporation organized under the laws of the Federal Republic of Germany ("Thyssen"), to purchase all of the outstanding shares of common stock, par value $.10 per share (the "Common Stock" or the "Shares"), together with the associated preferred share purchase rights (the "Rights"), of Giddings & Lewis, Inc., a Wisconsin corporation (the "Company"), at a price of $21 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 18, 1997, and in the related Letter of Transmittal (which, as either may be amended from time to time, together constitute the "Offer"). Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Schedule 14D-9.

          ITEM 8.   ADDITIONAL INFORMATION TO BE FURNISHED

             Item 8(e) of this Statement is hereby amended and supplemented by adding thereto the following:

               On June 16, 1997, Thyssen filed a Notification and Report Form with respect to the Thyssen Offer and the Thyssen Merger under the HSR Act. On June 27, 1997, Thyssen filed certain corrected information with the consequence that a new 15-calendar day waiting period commenced on such date. Accordingly, the waiting period under the HSR Act will expire at 11:59 p.m., New York
          City time on July 12, 1997, unless early termination of the waiting period is granted or Thyssen receives a request for additional information or documentary material prior thereto.

               On July 2, 1997, the Company issued a press release relating to the foregoing matter. The full text of the press release is filed herewith as Exhibit 11, which press release is incorporated herein by reference.

          ITEM 9.   MATERIAL TO BE FILED AS EXHIBITS

          Exhibit 11 Press Release issued by Giddings & Lewis, Inc., dated July 2, 1997.


                                  SIGNATURE

               After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the informa-tion set forth in this statement is true, complete and correct.

                                   GIDDINGS & LEWIS, INC.


                                   By: /s/ Douglas E. Barnett
                                       ---------------------------
                                   Name:  Douglas E. Barnett
                                   Title: Vice President and Corporate
                                            Controller

          Dated:  July 2, 1997


                                  EXHIBIT INDEX

          Exhibit No.    Description

          *Exhibit 1     Summary of Merger Agreement from the Offer to
                         Purchase attached as Exhibit (a)(1) to the
                         Schedule 14D-1, filed with the Commission by
                         Thyssen AG and TAQU, Inc. on June 18, 1997.
          *Exhibit 2     Agreement and Plan of Merger, dated as of
                         June 11, 1997, by and among Giddings & Lewis,
                         Inc., Thyssen AG and TAQU, Inc.
          *Exhibit 3     Letter to Shareholders, dated June 18, 1997.
          *Exhibit 4     Press Release issued by Giddings & Lewis,
                         Inc. and Thyssen AG, dated June 12, 1997.
          *Exhibit 5     Written Opinion of Credit Suisse First Boston
                         Corporation, dated June 8, 1997.
          *Exhibit 6     First Amendment to Rights Agreement, dated
                         June 8, 1997, between Giddings & Lewis, Inc.
                         and Firstar Trust Company.
          *Exhibit 7     Complaint seeking Declaratory and Injunctive
                         Relief filed in the United States District
                         Court for the Eastern District of Wisconsin
                         on April 25, 1997 (incorporated by reference
                         to Exhibit 10 to the Schedule 14D-9 of the
                         Company with respect to the HII Offer, filed
                         with the Commission on May 8, 1997).
          *Exhibit 8     Class Action seeking Declaratory and Injunc-
                         tive Relief filed in the Circuit Court of
                         Milwaukee County, Wisconsin, on May 6, 1997
                         (incorporated by reference to Exhibit 11 to
                         the Schedule 14D-9 of the Company with re-
                         spect to the HII Offer, filed with the Com-
                         mission on May 8, 1997).
          *Exhibit 9     Complaint seeking Declaratory and Injunctive
                         Relief filed in the United States District
                         Court for the Eastern District of Wisconsin
                         on May 13, 1997 (incorporated by reference to
                         Exhibit 12 to the Schedule 14D-9 of the Com-
                         pany with respect to the HII Offer, filed
                         with the Commission on May 8, 1997).
          *Exhibit 10    Press Release issued by Giddings & Lewis,
                         Inc., dated June 18, 1997.
           Exhibit 11    Press Release issued by Giddings & Lewis,
                         Inc., dated July 2, 1997.

          _____________________________________

          *Previously Filed